UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No.  )1

TapImmune, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

876033408

(CUSIP Number)

RICHARD ABBE

IROQUOIS CAPITAL MANAGEMENT, LLC

205 East 42nd Street, 20th Floor

New York, New York 10017

(212) 974-3070

ANDREW FREEDMAN, ESQ.

OLSHAN FROME WOLOSKY LLP

1325 Avenue of the Americas

New York, New York 10019

(212) 451-2300

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

April 4, 2018

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☒.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 876033408

1	NAME OF REPORTING PERSON

Iroquois Master Fund Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		382,754 shares of Common Stock 260,024 shares of Common Stock issuable upon exercise of Series A, D and E Warrants* 208,332 shares of Common Stock issuable upon exercise of Series C and F Warrants*
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

382,754 shares of Common Stock 260,024 shares of Common Stock issuable upon exercise of Series A, D and E Warrants* 208,332 shares of Common Stock issuable upon exercise of Series C and F Warrants*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

382,754 shares of Common Stock 260,024 shares of Common Stock issuable upon exercise of Series A, D and E Warrants* 208,332 shares of Common Stock issuable upon exercise of Series C and F Warrants*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.5%*
14	TYPE OF REPORTING PERSON

CO

* The Series A, D and E Warrants are subject to a 4.9% blocker and the Series C and F Warrants are subject to a 9.9% blocker and the percentage set forth in row (13) gives effect to such blockers. However, the securities reported in rows (8), (10) and (11) show the number of shares of Common Stock that would be issuable upon full exercise of such reported securities and do not give effect to such blocker. Therefore, the actual number of shares of Common Stock beneficially owned by such Reporting Person, after giving effect to such blocker, is less than the number of securities reported in rows (8), (10) and (11).

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CUSIP No. 876033408

1	NAME OF REPORTING PERSON

Iroquois Capital Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		382,754 shares of Common Stock 260,024 shares of Common Stock issuable upon exercise of Series A, D and E Warrants* 208,332 shares of Common Stock issuable upon exercise of Series C and F Warrants*
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

382,754 shares of Common Stock 260,024 shares of Common Stock issuable upon exercise of Series A, D and E Warrants* 208,332 shares of Common Stock issuable upon exercise of Series C and F Warrants*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

382,754 shares of Common Stock 260,024 shares of Common Stock issuable upon exercise of Series A, D and E Warrants* 208,332 shares of Common Stock issuable upon exercise of Series C and F Warrants*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.5%*
14	TYPE OF REPORTING PERSON

OO

* The Series A, D and E Warrants are subject to a 4.9% blocker and the Series C and F Warrants are subject to a 9.9% blocker and the percentage set forth in row (13) gives effect to such blockers. However, the securities reported in rows (8), (10) and (11) show the number of shares of Common Stock that would be issuable upon full exercise of such reported securities and do not give effect to such blocker. Therefore, the actual number of shares of Common Stock beneficially owned by such Reporting Person, after giving effect to such blocker, is less than the number of securities reported in rows (8), (10) and (11).

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CUSIP No. 876033408

1	NAME OF REPORTING PERSON

Richard Abbe
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		126,639 shares of Common Stock 79,589 shares of Common Stock issuable upon exercise of Series A, D and E Warrants* 73,498 shares of Common Stock issuable upon exercise of Series C and F Warrants*
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		382,754 shares of Common Stock 260,024 shares of Common Stock issuable upon exercise of Series A, D and E Warrants* 208,332 shares of Common Stock issuable upon exercise of Series C and F Warrants*
PERSON WITH	9	SOLE DISPOSITIVE POWER

126,639 shares of Common Stock 79,589 shares of Common Stock issuable upon exercise of Series A, D and E Warrants* 73,498 shares of Common Stock issuable upon exercise of Series C and F Warrants*
	10	SHARED DISPOSITIVE POWER

382,754 shares of Common Stock 260,024 shares of Common Stock issuable upon exercise of Series A, D and E Warrants* 208,332 shares of Common Stock issuable upon exercise of Series C and F Warrants*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

509,393 shares of Common Stock 339,613 shares of Common Stock issuable upon exercise of Series A, D and E Warrants* 281,830 shares of Common Stock issuable upon exercise of Series C and F Warrants*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

7.3%*
14	TYPE OF REPORTING PERSON

IN

*The Series A, D and E Warrants are subject to a 4.9% blocker and the Series C and F Warrants are subject to a 9.9% blocker and the percentage set forth in row (13) gives effect to such blocker. However, as more fully described in Item 4, the securities reported in rows (8), (10) and (11) show the number of shares of Common Stock that would be issuable upon full exercise of such reported securities and do not give effect to such blocker. Therefore, the actual number of shares of Common Stock beneficially owned by such Reporting Person, after giving effect to such blocker, is less than the number of securities reported in rows (7), (9) and (11).

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CUSIP No. 876033408

1	NAME OF REPORTING PERSON

Kimberly Page
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		382,754 shares of Common Stock 260,024 shares of Common Stock issuable upon exercise of Series A, D and E Warrants* 208,332 shares of Common Stock issuable upon exercise of Series C and F Warrants*
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

382,754 shares of Common Stock 260,024 shares of Common Stock issuable upon exercise of Series A, D and E Warrants* 208,332 shares of Common Stock issuable upon exercise of Series C and F Warrants*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

382,754 shares of Common Stock 260,024 shares of Common Stock issuable upon exercise of Series A, D and E Warrants* 208,332 shares of Common Stock issuable upon exercise of Series C and F Warrants*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.5%*
14	TYPE OF REPORTING PERSON

IN

*The Series A, D and E Warrants are subject to a 4.9% blocker and the Series C and F Warrants are subject to a 9.9% blocker and the percentage set forth in row (13) gives effect to such blocker. However, as more fully described in Item 4, the securities reported in rows (8), (10) and (11) show the number of shares of Common Stock that would be issuable upon full exercise of such reported securities and do not give effect to such blocker. Therefore, the actual number of shares of Common Stock beneficially owned by such Reporting Person, after giving effect to such blocker, is less than the number of securities reported in rows (8), (10) and (11).

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CUSIP No. 876033408

The following constitutes the Schedule 13D filed by the undersigned (the “Schedule 13D”).

Item 1.	Security and Issuer.

This statement relates to the Common Stock, par value $0.001 per share (the “Shares”), of TapImmune, Inc., a Nevada corporation (the “Issuer”). The address of the principal executive offices of the Issuer is 5 West Forsyth Street, Suite 200, Jacksonville, Florida 32202.

Item 2.	Identity and Background.

This statement is filed by:

(i)	Iroquois Master Fund Ltd., a Cayman Islands exempted limited company (“Iroquois Master Fund”);
(ii)	Iroquois Capital Management, LLC, a Delaware limited liability company (“Iroquois Capital”), which serves as the investment advisor to Iroquois Master Fund;
(iii)	Richard Abbe, who serves as the President of Iroquois Capital and as a custodian or trustee of certain trusts or accounts established for the benefit of Mr. Abbe’s children or other relatives (the “Accounts”); and
(iv)	Kimberly Page, who serves as a Director of Iroquois Master Fund.

Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.” Each of the Reporting Persons is party to that certain Joint Filing Agreement, as further described in Item 6. Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

Note: The Reporting Persons previously filed on Schedule 13G with respect to the securities of the Issuer and are now hereby converting their filing to this Schedule 13D based on the activities discussed in Item 4 below. The initial Schedule 13G was filed with the Securities and Exchange Commission on March 13, 2015, and was thereafter amended on February 8, 2016, February 14, 2017 and February 14, 2018.

(b)       The address of the principal office of each of the Reporting Persons is 205 East 42nd Street, 20th Floor, New York, New York 10017. The officers and directors of Iroquois Master Fund and their principal occupations and business addresses are set forth on Schedule A to the Schedule 13D and are incorporated by reference in this Item 2.

(c)       The principal business of Iroquois Master Fund is serving as a private investment fund. The principal business of Iroquois Capital is serving as an investment adviser that provides investment advisory services to Iroquois Master Fund. The principal occupation of Mr. Abbe is serving as the President of Iroquois Capital. The principal occupation of Ms. Page is serving as Chief Operating Officer, Compliance Officer of Iroquois Capital.

(d)       No Reporting Person, nor any person listed on Schedule A to the Schedule 13D, has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

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CUSIP No. 876033408

(e)       No Reporting Person, nor any person listed on Schedule A to the Schedule 13D, has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)       Mr. Abbe and Ms. Page are citizens of the United States of America. The citizenship of the persons listed on Schedule A to the Schedule 13D is set forth therein.

Item 3.	Source and Amount of Funds or Other Consideration.

The Shares and Warrants (as defined below) purchased by Iroquois Master Fund were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases, except as otherwise noted, as in Schedule B, which is incorporated by reference. The aggregate purchase price of the 382,754 Shares, the Series A, Series D and Series E Warrants to acquire 260,024 Shares and the Series C and Series F Warrants to acquire 208,332 Shares (collectively, with the Series A, Series D and Series E Warrants, the “Warrants”) beneficially owned by Iroquois Master Fund and Iroquois Capital was approximately $1,430,866, including brokerage commissions.

Mr. Abbe received the 70,775 Shares through a distribution of interests by a limited liability company. The total purchase price for such Shares was approximately $142,201, including brokerage commissions.

The Accounts used working capital of such Accounts to acquire the 77,864 Shares and the Warrants to acquire 71,352 Shares reported herein. The total purchase price for such Shares and Warrants was approximately $229,567, including brokerage commissions.

Pursuant to the terms of the Warrants, the Reporting Persons cannot exercise (i) any of the Warrants that are Series A, Series D or Series E Warrants if the Reporting Persons would beneficially own, after any such exercise, more than 4.9% of the outstanding Shares or (ii) any of the Warrants that are Series C or Series F Warrants if the Reporting Persons would beneficially own, after any such exercise, more than 9.9% of the outstanding Shares (the applicable “Blockers”), and the percentage set forth in Row 13 of the cover page for each Reporting Person gives effect to the applicable Blockers. Consequently, as of the date of the event which requires the filing of this statement, the Reporting Persons were not able to exercise all of the Warrants due to the applicable Blockers.

Item 4.	Purpose of the Transaction.

The Reporting Person purchased the securities of the Issuer reported herein based on the Reporting Person’s belief that such securities, when purchased, were undervalued and represented an attractive investment opportunity. Depending upon overall market conditions, other investment opportunities available to the Reporting Person, and the availability of securities of the Issuer at prices that would make the purchase or sale of securities of the Issuer desirable, the Reporting Person may endeavor to increase or decrease its position in the Issuer through, among other things, the purchase or sale of securities of the Issuer on the open market or in private transactions or otherwise, on such terms and at such times as the Reporting Person may deem advisable.

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CUSIP No. 876033408

The Reporting Person has no present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon completion of any of the actions discussed herein. The Reporting Person intends to review its investment in the Issuer on a continuing basis and may from time to time engage in additional discussions with management and the Board concerning among other things recommending changes to the Board of Directors. Depending on various factors including, without limitation, the Issuer’s financial position and investment strategy, the price levels of the securities of the Issuer, conditions in the securities markets and general economic and industry conditions, the Reporting Person may in the future take such actions with respect to its investment in the Issuer as it deems appropriate including, without limitation, making proposals to or concerning the Issuer, purchasing additional securities of the Issuer, selling some or all of their securities of the Issuer, engaging in short selling of or any hedging or similar transaction with respect to the securities of the Issuer, or change its intention with respect to any and all matters referred to in Item 4.

Item 5.	Interest in Securities of the Issuer.

The aggregate percentage of Shares reported owned by each person named herein is based upon 10,877,723 Shares, which represents (1) the 10,605,724 shares of Common Stock issued and outstanding as of December 26, 2017, as represented in the Company’s prospectus filed pursuant to Rule 424(b)(3) with the Securities and Exchange Commission on December 29, 2017 plus (2) an aggregate of 281,830 Shares issuable upon the (i) exercise of the Series C and F Warrants owned by Iroquois Master Fund to acquire 208,332 Shares, and (ii) exercise of the Series C and Series F Warrants owned by the Accounts to acquire an aggregate of 73,498 Shares.

For purposes of calculating the percentages, excluded from the Reporting Person’s beneficial ownership are an aggregate of 339,613 Shares consisting of (i) an aggregate of 79,589 Shares issuable upon the exercise of Series A, Series D and E Warrants owned by the Accounts and (ii) 260,024 Shares upon the exercise Series A, Series D and E Warrants owned by Iroquois Master Fund due to the Blockers.

A.       Iroquois Master Fund

(a)	As of April 4, 2018, Iroquois Master Fund may be deemed the beneficial owner of the (i) 382,754 Shares, (ii) 260,024 Shares issuable upon exercise of Series A, Series D and E Warrants and (iii) 208,332 Shares issuable upon exercise of Series C and F Warrants.

Percentage: Approximately 5.5%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: (i) 382,754 Shares, (ii) 260,024 Shares issuable upon exercise of Series A, Series D and E Warrants and (iii) 208,332 Shares issuable upon exercise of Series C and F Warrants
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: (i) 382,754 Shares, (ii) 260,024 Shares issuable upon exercise of Series A, Series D and E Warrants and (iii) 208,332 Shares issuable upon exercise of Series C and F Warrants

(c)	Except as set forth in Schedule B, Iroquois Master Fund has not entered into any transactions in the Shares during the past 60 days.

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CUSIP No. 876033408

B.       Iroquois Capital

(a)	Iroquois Capital, as the investment manager to Iroquois Master Fund, may be deemed the beneficial owners of the (i) 382,754 Shares, (ii) 260,024 Shares issuable upon exercise of Series A, Series D and E Warrants and (iii) 208,332 Shares issuable upon exercise of Series C and F Warrants.

Percentage: Approximately 5.5%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: (i) 382,754 Shares, (ii) 260,024 Shares issuable upon exercise of Series A, Series D and E Warrants and (iii) 208,332 Shares issuable upon exercise of Series C and F Warrants
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: (i) 382,754 Shares, (ii) 260,024 Shares issuable upon exercise of Series A, Series D and E Warrants and (iii) 208,332 Shares issuable upon exercise of Series C and F Warrants

(c)	Except as set forth in Schedule B, Iroquois Capital has not entered into any transactions in the Shares during the past 60 days.
C.	Mr. Abbe
(a)	As of April 4, 2018, Mr. Abbe, individually and as the custodian or trustee of the Accounts may be deemed the beneficial owner of the (i) 126,639 Shares, (ii) 79,589 Shares issuable upon exercise of Series A, Series D and E Warrants and (iii) 73,498 Shares issuable upon exercise of Series C and F Warrants owned by Iroquois Master Fund. Mr. Abbe, as the President of Iroquois Capital, may be deemed the beneficial owner of (i) 382,754 Shares, (ii) 260,024 Shares issuable upon exercise of Series A, Series D and E Warrants and (iii) 208,332 Shares issuable upon exercise of Series C and F Warrants.

Percentage: Approximately 7.3%

(b)	1. Sole power to vote or direct vote: (i) 126,639 Shares, (ii) 79,589 Shares issuable upon exercise of Series A, Series D and E Warrants and (iii) 73,498 Shares issuable upon exercise of Series C and F Warrants owned by Iroquois Master Fund
2. Shared power to vote or direct vote: (i) 382,754 Shares, (ii) 260,024 Shares issuable upon exercise of Series A, Series D and E Warrants and (iii) 208,332 Shares issuable upon exercise of Series C and F Warrants
3. Sole power to dispose or direct the disposition: (i) 126,639 Shares, (ii) 79,589 Shares issuable upon exercise of Series A, Series D and E Warrants and (iii) 73,498 Shares issuable upon exercise of Series C and F Warrants owned by Iroquois Master Fund
4. Shared power to dispose or direct the disposition(i) 382,754 Shares, (ii) 260,024 Shares issuable upon exercise of Series A, Series D and E Warrants and (iii) 208,332 Shares issuable upon exercise of Series C and F Warrants

(c)	Except as set forth in Schedule B, Mr. Abbe has not entered into any transactions in the Shares during the past 60 days.
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CUSIP No. 876033408

D.	Ms. Page
(a)	Ms. Page, as a Director of Iroquois Master Fund, may be deemed the beneficial owner of the (i) 382,754 Shares, (ii) 260,024 Shares issuable upon exercise of Series A, Series D and E Warrants and (iii) 208,332 Shares issuable upon exercise of Series C and F Warrants.

Percentage: Approximately 5.5%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: (i) 382,754 Shares, (ii) 260,024 Shares issuable upon exercise of Series A, Series D and E Warrants and (iii) 208,332 Shares issuable upon exercise of Series C and F Warrants
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: (i) 382,754 Shares, (ii) 260,024 Shares issuable upon exercise of Series A, Series D and E Warrants and (iii) 208,332 Shares issuable upon exercise of Series C and F Warrants

(c)	Except as set forth in Schedule B, Ms. Page has not entered into any transactions in the Shares during the past 60 days.

Each Reporting Person, as a member of a “group” with the other Reporting Persons for the purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, may be deemed the beneficial owner of the Shares directly owned by the other Reporting Persons. Each Reporting Person disclaims beneficial ownership of such Shares except to the extent of his or its pecuniary interest therein.

(d)	No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.
(e)	Not applicable.

Mr. Abbe shares authority and responsibility for the investments made on behalf of Iroquois Master Fund with Ms. Page, each of whom is a director of the Iroquois Master Fund. Iroquois Capital is the investment advisor for Iroquois Master Fund and Mr. Abbe is the President of Iroquois Capital. In addition, by virtue of his position as a custodian or trustee of certain Accounts (The Samantha Abbe Irrevocable Trust, The Talia Abbe Irrevocable Trust and The Bennett Abbe Irrevocable Trust), Mr. Abbe may be deemed to be the beneficial owner of the shares of Common Stock held by, and underlying the Warrants (subject to the applicable Blockers) held by, such Accounts. The foregoing should not be construed in and of itself as an admission by any Reporting Person as to beneficial ownership of shares of Common Stock owned by another Reporting Person. Each of the Reporting Persons hereby disclaims any beneficial ownership of any such shares of Common Stock except to the extent of their pecuniary interest therein.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

On April 4, 2018, the Reporting Persons entered into a Joint Filing Agreement in which the Reporting Persons agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer to the extent required by applicable law. The Joint Filing Agreement is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Other than as described herein, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.

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CUSIP No. 876033408

Item 7.	Material to be Filed as Exhibits.
99.1	Joint Filing Agreement by and among Iroquois Capital Management, LLC, Iroquois Master Fund Ltd., Richard Abbe and Kimberly Page, dated April 4, 2018.

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CUSIP No. 876033408

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: April 4, 2018

IROQUOIS MASTER FUND LTD.

By:	Iroquois Capital Management, LLC,
its investment manager

By:	/s/ Richard Abbe
	Name:	Richard Abbe
	Title:	President

IROQUOIS CAPITAL MANAGEMENT, LLC

By:	/s/ Richard Abbe
	Name:	Richard Abbe
	Title:	President

/s/ Richard Abbe
Richard Abbe

/s/ Kimberly Page
Kimberly page

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CUSIP No. 876033408

SCHEDULE A

Directors of Iroquois Master Fund Ltd.

Name and Position	Present Principal Occupation	Business Address

Richard Abbe, Director	President of Iroquois Capital	205 East 42nd Street, 20th Floor, New York, New York 10017

Kimberly Page, Director	Chief Operating Officer and Compliance Officer of Iroquois Capital	205 East 42nd Street, 20th Floor, New York, New York 10017

CUSIP No. 876033408

SCHEDULE B

Transactions in the Shares in the Past 60 Days

Nature of the Transaction	Securities Purchased/(Sold)	Price Per Share($)	Date of Purchase / Sale

IROQUOIS MASTER FUND LTD.

Purchase of Common Stock	500	3.6970*	02/07/2018
Purchase of Common Stock	1,000	3.2060*	02/16/2018
Purchase of Common Stock	100	3.5970*	03/12/2018
Purchase of Common Stock	300	3.6300*	03/13/2018
Sale of Common Stock	(15,000)	4.0227*	03/15/2018
Sale of Common Stock	(15,000)	3.6831*	03/15/2018
Sale of Common Stock	(40,046)	3.8379*	03/15/2018

*Shares includes brokerage commissions